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File No. 1-11284

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

NORANDA INC.
(Translation of registrant's name into English)

181 Bay Street, Suite 4100, P.O. Box 755, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
Date: February 3, 2003	By:	/s/ JULIE GALLOWAY Julie Galloway Associate General Counsel and Corporate Secretary

Exhibits

4.34	Press Release dated January 20, 2003 — Noranda Confirms that it is Studying Several Scenarios on Maximizing Synergies Across its Operations
4.35	Press Release dated January 22, 2003 — Noranda met this Morning with Union Representatives from the Horne Smelter
4.36	Press Release dated January 27, 2003 — Noranda's Brunswick Smelter Experienced Fire in its Silver Refinery
4.37	Press Release dated January 28, 2003 — Noranda Announces Plans to Rationalize Magnesium Business
4.38	Press Release dated January 28, 2003 — Noranda Conference on Rationalizing of Magnesium Business
4.39	Press Release dated January 28, 2003 — Noranda Media Advisory — Invitation — Press Conference — Noranda Announces Rationalization of its Magnesium Business Unit
4.40	Press Release dated January 28, 2003 — Noranda Announces $300 Million Preferred Share Bridge Financing
4.41	Press Release dated January 28, 2003 — Noranda Income Fund Reports Fourth Quarter Results and Increases Cash Distribution by 2%

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SIGNATURES
Exhibits